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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            QUARTERDECK CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            QUARTERDECK CORPORATION
                     (NAMES OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   747712107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                FRANK R. GREICO
                            CHIEF FINANCIAL OFFICER
                            QUARTERDECK CORPORATION
                         13160 MINDANAO WAY, 3RD FLOOR
                            MARINA DEL REY, CA 90292
                                 (310) 309-3700
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                              BRADLEY D. SCHWARTZ
                             SCHWARTZ & ASSOCIATES
                       333 SOUTH GRAND AVENUE, SUITE 3950
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 629-0978

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Quarterdeck Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 13160 Mindanao Way, Marina del Rey, California 90292. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or "Statement") relates is the common stock, $0.001 par value, of the Company (the "Common Stock"), together with the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated August 11, 1992, as amended, between the Company and American Stock Transfer & Trust (the "Rights"). Unless the context otherwise requires, as used herein the term "Shares" shall mean shares of Common Stock, including the Rights.

ITEM 2. TENDER OFFER OF THE PURCHASER

     This Statement relates to the cash tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated October 19, 1998 (as amended or supplemented, the "Schedule 14D-1"), filed by Symantec Corporation, a Delaware corporation ("Symantec" or "Parent"), and Oak Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), with the Securities and Exchange Commission (the "SEC"), relating to an offer to purchase all of the issued and outstanding Shares at $0.52 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, hereinafter referred to as the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions (including the condition that a majority of the fully-diluted Shares are validly tendered) set forth in Purchaser's Offer to Purchase, dated October 19, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto constitute the "Offer Documents").

     The Offer is being made in accordance with an Agreement and Plan of Merger, dated as of October 15, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time") and pursuant to the provisions of the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"), and the Company will become a wholly owned subsidiary of Parent (the "Surviving Corporation"). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent, Purchaser, the Company or any of their wholly owned subsidiaries and Shares held by stockholders of the Company who will have properly perfected their dissenters' rights, if any, under Delaware law) will be converted into the right to receive $0.52 in cash, or any greater amount paid per Share in the Offer, without interest (the "Merger Consideration"). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

     The Offer Documents indicate that the principal executive offices of Parent and Purchaser are located at 10201 Torre Avenue, Cupertino, California 95014.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Proxy Statement, dated January 5, 1998, relating to its February 5, 1998 Annual Meeting of Stockholders (the "Proxy Statement") under the headings "DIRECTORS' COMPENSATION," "EXECUTIVE COMPENSATION," "EMPLOYMENT AGREEMENTS," "REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS," "DISCRETIONARY BONUS PLAN" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS." A copy of the applicable portions of the Proxy Statement has been filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference.

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THE MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement which is incorporated by reference herein and a copy of which has been filed as an Exhibit to this Schedule. Capitalized terms not otherwise defined in the following description of the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement.

     The Merger Agreement provides for the commencement of the Offer within five business days after the public announcement of the execution of the Merger Agreement. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which shall constitute at last a majority of the then outstanding Shares on a fully-diluted basis (after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into Shares, but only to the extent that any such options, rights or securities are exercisable or convertible into such Shares at a price per Share less than $0.52), and to certain other conditions that are described below under "Conditions to the Offer." Purchaser and Symantec have agreed that no change in the Offer may be made which decreases the price per Share payable in the Offer, reduces the maximum number of Shares to be purchased in the Offer, imposes conditions to the Offer in addition to those set forth below under "Conditions to the Offer," changes the form of consideration payable in the Offer or amends any other material terms of the Offer in a manner materially adverse to the Company's stockholders.

     The Merger Agreement provides that, following consummation of the Offer and upon the terms and subject to the conditions in the Merger Agreement and in accordance with Delaware Law, at the Effective Time, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation (the "Surviving Corporation") and will become a direct or indirect wholly owned subsidiary of Symantec. Upon consummation of the Merger, each issued and outstanding Share (other than any Shares owned by the Company or by any subsidiary of the Company, or owned by Purchaser, Symantec or any other subsidiary of Symantec and any Shares which are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who shall have demanded appraisal for such Shares in accordance with Delaware Law) shall be automatically converted into, and exchanged for, the right to receive the Merger Consideration.

     Pursuant to the Merger Agreement, each share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.001 per share, of the Surviving Corporation, which will thereby become a wholly owned subsidiary of Symantec.

     The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement further provides that the Certificate of Incorporation and by-laws of Purchaser as in effect at the Effective Time shall be the Certificate of Incorporation and by-laws of the Surviving Corporation.

     Pursuant to and subject to the conditions in the Merger Agreement, if stockholder approval is required by law, the Company will, at the request of Symantec, as soon as practicable following the consummation of the Offer, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining stockholder approval of the Merger (the "Stockholders Meeting"). If Purchaser acquires a majority of the outstanding Shares pursuant to the Offer, Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger.

     The Merger Agreement provides that, if stockholder approval is required by law, the Company will, at Symantec's request, as soon as practicable following the expiration of the Offer, prepare and file a preliminary proxy statement and related proxy materials (the "Proxy Statement") with the Commission under the Exchange Act, and will use all reasonable efforts to respond to any comments of the Commission or its staff

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and to cause the Proxy Statement to be mailed to stockholders of the Company as promptly as practicable after responding to all such comments to the satisfaction of the staff of the Commission. The Company has agreed, subject to certain fiduciary duties under applicable law as described below, to include in the Proxy Statement the recommendation of the Board of Directors that the stockholders of the Company approve and adopt the Merger. The Merger Agreement provides that, in the event that Purchaser or any other subsidiary of Symantec acquires at least 90% of the outstanding Shares, Symantec, Purchaser and the Company agree, at the request of Symantec, to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after expiration of the Offer without a meeting of the Company's stockholders, in accordance with Delaware Law.

     Pursuant to the Merger Agreement, the Company has covenanted and agreed to carry on the businesses of the Company and its subsidiaries in the ordinary course of business consistent with past practices and to use all reasonable efforts to preserve intact their current business organizations, to keep available the services of their current officers and employees and to preserve relationships with distributors, licensors, contractors, customers, suppliers, lenders, employees and others having business dealings with any of them. The Merger Agreement provides that, except as expressly permitted by the other provisions of the Merger Agreement and the Ancillary Agreements, or as may be agreed to in writing by Symantec, neither the Company nor any subsidiary will do any of the following: (i) declare, set aside or pay any dividends on or make any other distributions in respect of any of its capital stock, other than by any wholly owned subsidiary of the Company to its parent or, in the case of less than wholly owned subsidiaries, as required by agreements existing on the date of the Merger Agreement, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for Shares of its capital stock or purchase, redeem or otherwise acquire any shares of its capital stock or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (ii) issue, deliver, sell, pledge or otherwise encumber any shares of its or of any subsidiary's capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Company Common Stock upon the exercise of Options and warrants outstanding on the date of the Merger Agreement and disclosed in the Company's disclosure schedule and the issuance of Company Common Stock upon conversion of the Convertible Notes or Company Preferred Stock); (iii) amend its Certificate of Incorporation, by-laws or other comparable charter or organizational documents; (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or any assets that individually or in the aggregate are material to the business of the Company and its subsidiaries taken as a whole; (v) sell, lease, license, mortgage or otherwise encumber or subject to any pledge, claim, lien, charge, title retention, mortgage, security interest or encumbrance or otherwise dispose of any of its properties or assets (including intellectual property) except for sales, leases or encumbrances of immaterial or obsolete properties or assets, and non-exclusive licenses of intellectual property rights, in each case in the ordinary course of business consistent with past practices; (vi) transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to any of the Company's intellectual property rights or the Company's intellectual property, other than non-exclusive licenses in the ordinary course of business, or assign or grant any exclusive license to any of the Company's intellectual property rights; (vii) incur any indebtedness for borrowed money or draw down on any credit facility or arrangement or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or rights to acquire debt securities of the Company or any subsidiary of the Company, or guarantee any debt securities of any person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing (other than borrowings of not more than $2.0 million in any calendar month, not to exceed $3.0 million in the aggregate outstanding at any time after the date of the Merger Agreement);(viii) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any subsidiary of the Company; (ix) make or agree to make any new capital expenditure(s) which individually is in excess of $100,000 or which in the aggregate are in excess of $200,000; (x) make any material tax election or settle or compromise any income or franchise tax liability; (xi) pay, discharge, settle or satisfy any claims (accrued,

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asserted or unasserted, contingent or otherwise) for an amount greater than
$100,000; (xii) enter into, amend, modify or terminate any agreement, transaction, commitment or other right or obligation that, if in effect on the date of the Merger Agreement, would be a material agreement, or that requires or contemplates a current and/or future financial commitment, expense or obligation on the part of the Company or any of its subsidiaries in excess of $100,000, other than in the ordinary course of business consistent with past practices, or waive, release or assign any material rights or claims thereunder, other than discounting of accounts receivable to obtain prompt collection; (xiii) terminate or lay off any material numbers of employees, other than for cause consistent with past practice and Company policy; (xiv) other than as disclosed by the Company in its Disclosure Schedule (as defined in the Merger Agreement) delivered to Symantec, adopt or amend in any material respect any employee benefit or employee stock purchase or employee option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries, wage rates or other compensation payable to its officers or employees other than in the ordinary course of business consistent with past practices, or commit or agree to do any of the foregoing, or otherwise alter or commit to any compensation, benefit or severance or change of control arrangement for or with any officer or employee of the Company; (xv) grant or provide any severance or termination pay to any officer or employee except payments that are in amounts consistent with the Company's policies and past practices, are made pursuant to written plans or agreements outstanding or policies existing on the date of the Merger Agreement;
(xvi) voluntarily take actions to liquidate or dissolve the Company or to take advantage of bankruptcy or other creditor protection laws; (xvii) take any action that would cause or constitute a breach of any representation or warranty made by the Company in the Merger Agreement or any Ancillary Agreement or (xviii) authorize any of, or commit or agree to take any of, the foregoing actions.

     Pursuant to the Merger Agreement, from the date of the Merger Agreement until the Effective Time, the Company shall, and shall cause its subsidiaries to, afford Symantec and its officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours to all their respective properties, books, contracts, commitments, personnel and records and to furnish or make available promptly to Symantec a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws, and all other information concerning its business, properties and personnel as Symantec may reasonably request.

     The Company has agreed that until the earlier of the Effective Time or termination of the Merger Agreement, the Company shall not, nor shall it permit any of its subsidiaries, nor shall it authorize or permit any of their respective officers, directors, employees, investment bankers, attorneys or other advisors or representatives, directly or indirectly, to (i) solicit, initiate or encourage the submission of any "takeover proposals" (as defined below), (ii) participate in any discussions or negotiations with, or furnish any information to any person or group (other than Symantec) in connection with any takeover proposal or (iii) take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal. Under the Merger Agreement, a "takeover proposal" means any proposal for a merger or other business combination involving the Company or any of its subsidiaries, any proposal, offer or tender offer to acquire (including by license) in any manner, directly or indirectly, an equity interest in, not less than 35% of the outstanding voting securities of the Company or any of its subsidiaries, or any proposal to acquire assets representing not less than 25% of the annual revenues of the Company or any of its subsidiaries in the fiscal year ended September 30, 1998 or to obtain a license to the Company's ProComm or CleanSweep products or to any of the Company's intellectual property that is incorporated, embodied or used therein and that is material to such product, other than the transactions contemplated by the Merger Agreement or the Ancillary Agreements. The Company has also agreed that it, its subsidiaries, officers, directors, employees, investment bankers, attorneys and other agents and representatives will immediately cease any and all existing activities, discussions or negotiations with any parties conducted previously regarding a takeover proposal. Pursuant to the Merger Agreement, the Company will promptly advise Symantec orally and in writing of any request for information or of any takeover proposal, or any inquiry with respect to, or which could reasonably be expected to lead to, any takeover proposal, the material terms and conditions of such request, takeover proposal or inquiry, and the identity of the person

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making any such takeover proposal or inquiry. The Company has also agreed to keep Symantec informed of the status and material terms of any such request, takeover proposal or inquiry.

     Notwithstanding the foregoing, the Merger Agreement provides that, prior to the Effective Time the Company may, to the extent the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that the Board of Director's fiduciary duty under applicable law requires it to do so, participate in discussions or negotiations with, or furnish information to, any person, entity or group in response to an unsolicited bona fide takeover proposal which the Company's Board of Directors in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would result in a transaction more favorable to the Company's stockholders from a financial point of view than the Offer and the Merger and after reasonable inquiry by the Company that the party making such takeover proposal is financially capable of consummating such takeover proposal (a "Superior Proposal"). In the event the Company receives a Superior Proposal, nothing contained in the Merger Agreement (subject to the provisions set forth in this paragraph) will prevent the Company's Board of Directors from recommending such Superior Proposal to the Company's stockholders, subject to the payment of a break-up fee discussed below, if the Board determines, in good faith after consultation with outside legal counsel, that such action is required by its fiduciary duties under applicable law, and, in connection therewith, withdraw, modify or refrain from making its recommendation of the Offer; provided, however, that the Company shall not recommend to the Company's stockholders a Superior Proposal for a period of not less than 48 hours after the Company's receipt of such Superior Proposal. The Company further agrees that it will not provide any non-public information to a third party unless such information is provided pursuant to a nondisclosure agreement with terms regarding the protection of confidential information at least as restrictive as such terms in the mutual nondisclosure agreement between the Company and Symantec. The provisions described in this paragraph shall not prohibit the Company's Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a takeover proposal pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

     Pursuant to the Merger Agreement, the Company will give written notice to each holder of a Company Option stating that such Option will terminate at the Effective Time and that all outstanding Options, whether or not vested, will be exercisable during the thirty (30) day period preceding the Effective Date. All Options that are outstanding immediately prior to the Effective Time will be terminated and canceled at the Effective Time and the holders of cancelled Options having an exercise price that is less than the Offer Price, other than members of the Company's Board of Directors or the Company's Chief Executive Officer, will be entitled to receive an amount in cash equal to the product of the difference between the Offer Price and the exercise price of such Option, multiplied by the number of Shares issuable upon exercise of such Option immediately prior to the Effective Time.

     The Company has entered into an agreement with the holder of the Convertible Notes providing that, immediately after the Effective Time, the Surviving Corporation shall be entitled to repay all then-outstanding Convertible Notes in their original principal amount and accrued interest without premium or penalty and that the Merger Agreement would provide that Surviving Corporation will repay the Notes in full within five business days after consummation of the Merger.

     Symantec has agreed to fulfill and honor and cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to its Certificate of Incorporation, by-laws and any indemnification agreements between the Company and its directors and officers in their capacity as such existing prior to the date of the Merger Agreement. From and after the Effective Time, such obligations will be the joint and several obligations of Symantec and the Surviving Corporation, and Symantec has assumed such obligations. The Certificate of Incorporation and by-laws of the Surviving Corporation will contain provisions with respect to indemnification and elimination of liability for monetary damages set forth in the Certificate of Incorporation and by-laws of the Company, which provisions will not be amended, repealed or otherwise modified from the Effective Time in any manner that would adversely affect the rights of the individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company or its subsidiaries, unless required by law.

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     For at least three years from the Effective Time, Symantec shall maintain in effect the Company's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Effective Time for those persons who are directors and officers as of the date of the Merger Agreement (and, to the extent covered by the existing policy, persons who were directors or officers prior to the date of the Merger Agreement) in their capacity as such, so long as the annual premium would not be in excess of 150% of the last annual premium paid prior to the date of the Merger Agreement (the "Maximum Premium") and, to the extent the annual premium would exceed the Maximum Premium, Symantec will cause to be maintained the maximum amount of insurance that can be procured for the Maximum Premium. If the existing insurance expires, is terminated or is canceled during such three year period, Symantec will use all reasonable efforts to cause to be obtained as much insurance as can be obtained for the remainder of the period for an annualized premium not in excess of the amount indicated above, on terms and conditions no less advantageous than the existing insurance. In lieu of maintaining the Company's current insurance, Symantec may elect to add the directors and officers of the Company on the date of the Merger Agreement to its own insurance policy, provided that such election does not diminish the rights provided to such persons under the Company's existing insurance.

     The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and the Ancillary Agreements, each of the parties thereto agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to use all reasonable efforts to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in an expeditious manner, the Offer, the Merger and the transactions contemplated by the Merger Agreement and the Ancillary Agreements. Among other things, the Merger Agreement specifies the following actions: (i) obtaining all necessary actions and no actions, waivers, consents and approvals from any federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity"), and making all necessary registrations and filings and taking all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) obtaining all necessary consents, approvals and waivers from third parties,
(iii) defending any lawsuits or other legal proceedings challenging the Merger Agreement or any Ancillary Agreement or the consummation of any of the transactions contemplated thereby and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and fully to carry out the purposes of, the Merger Agreement and the Ancillary Agreements. In particular, the Company and the Board of Directors have agreed to take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Offer, the Merger, the Merger Agreement, the Ancillary Agreements or any other transaction contemplated thereby. Further, the Company has agreed that if any state takeover statute or similar statute or regulation becomes applicable to the Offer, the Merger, the Merger Agreement or the Ancillary Agreements or any other transaction contemplated thereby, it will take all action necessary to ensure that the Offer, the Merger and the other transactions contemplated thereby may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and the Ancillary Agreements and otherwise to minimize the effect of such statute or regulation on the Offer, the Merger and the other transactions contemplated thereby.

     The Company and Symantec are obligated to give prompt notice to the other party of any material breach of any representation or warranty made by it in the Merger Agreement or any Ancillary Agreement. Further, such parties are obligated to give prompt notice of the failure to comply with or satisfy in any material respect any covenant, condition or agreement under the Merger Agreement or any Ancillary Agreement.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company as to its organization, standing and corporate power, the absence of certain changes or events concerning the Company's business, litigation, employee benefit plans, taxes, compliance with laws, environmental matters, intellectual property, and material contracts.

     Conditions to the Merger. Under the Merger Agreement, the respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:
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(i) if required by applicable law, the approval of the Company's stockholders shall have been obtained; (ii) Purchaser shall have purchased Shares pursuant to the Offer; and (iii) no statute, rule, regulation, executive order, decree, injunction, judgment or other order or ruling issued by any court or other Governmental Entity or other legal restraint or prohibition shall be in effect which would (a) make the acquisition or holding by Symantec or its affiliates of Shares or shares of Common Stock of the Surviving Corporation illegal or otherwise prevent the consummation of the Merger, (b) prohibit Symantec's or Purchaser's ownership or operation of, or compel Symantec or Purchaser to dispose of or hold separate, all or a material portion of the business or assets of Symantec or its subsidiaries taken as a whole, or the Company or its subsidiaries taken as a whole, (c) compel Symantec, Purchaser or the Company to dispose of or hold separate all or a material portion of the business or assets of Symantec or its subsidiaries taken as a whole or the Company or any of its subsidiaries taken as a whole, (d) impose material limitations on the ability of Symantec or Purchaser or their affiliates effectively to exercise full ownership and financial benefits of the Surviving Corporation, or (e) impose any material condition to the Merger Agreement, any Ancillary Agreements or the Merger which would be materially adverse to Symantec.

     Termination; Fees and Expenses. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of the Company (provided, however, that if Shares are purchased pursuant to the Offer, Symantec may not terminate the Merger Agreement):

          (i) by mutual written consent of Symantec and the Company;

          (ii) by Symantec or the Company (a) if, as a result of the failure of any of the conditions to the Offer, the Purchaser fails to commence the Offer in the time required by the Merger Agreement, or as a result of the failure of any of the conditions to the Offer the Offer has terminated or expired in accordance with its terms (as extended, if applicable) without the Purchaser having accepted for payment any Shares pursuant to the Offer, or the Purchaser has not accepted for payment any Shares pursuant to the Offer by December 31, 1998 as a result of the failure of any of the conditions to the Offer, provided that the ability to terminate in the above circumstances is not available to a party whose failure to perform in any material respect any of its obligations under the Merger Agreement results in a failure of such condition or if the failure of such condition results from facts or circumstances that constitute a material breach of a representation or warranty under the Merger Agreement by such party; or (b) if any Governmental Entity has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, the Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action has become final and nonappealable;

          (iii) by the Company, if prior to the purchase of any Shares by the Purchaser pursuant to the Offer the Company has received any Superior Proposal;

          (iv) by Symantec in the event that (a) the Company's Board of Directors or any committee thereof has failed to recommend the Offer, the Merger, or the Merger Agreement, or shall have so resolved; (b) the Company's Board of Directors or any committee thereof has withdrawn or modified in a manner adverse to Symantec or Purchaser its approval or recommendation of the Offer, the Merger, the Merger Agreement and the Ancillary Agreements, has approved or recommended any takeover proposal, has authorized the redemption or amendment of the Rights Agreement after the Company has received a takeover proposal (other than the amendment to the Rights Agreement required by the Merger Agreement) or shall have so resolved (provided that a statement that states that a takeover proposal is under consideration by the Company's Board of Directors or management and states that the Company will, at a future date, take a position with respect to such takeover proposal, without making any adverse statements with respect to the Offer, shall not be deemed to constitute such a withdrawal, modification, approval or recommendation); or (c) the Company has entered into any letter of intent, acquisition agreement or similar agreement with respect to any Superior Proposal or the Company's Board of Directors or any committee thereof shall have resolved to do so;

          (v) by Symantec in the event that (a) any person entity or "group" (as defined in Section 13(d)(3) of the Exchange Act) other than Symantec or Purchaser acquires beneficial ownership of 35% or more of the outstanding Shares; or (b) the Board of Directors of the Company or any committee thereof upon a request to reaffirm the Company's approval of recommendation of the Offer, the Merger or the Merger Agreement and the Ancillary Agreements, shall have failed to do so within three business days after such request is made or shall have so resolved;

          (vi) by Symantec if any of the Company's representations and warranties set forth in the Merger Agreement are not true and correct in any manner that either represents or results from a Willful Breach (as defined below) or has or represents a Material Adverse Effect (as defined below) or the Company has committed a material breach of any of the Company's covenants under the Merger Agreement and such breach either represents or results from a Willful Breach or has a Material Adverse Effect, and the Company has not cured such material breach within thirty days after Symantec has given to the Company written notice of the material breach and its intention to terminate the Merger Agreement; or

          (vii) by the Company if the Purchaser has not accepted for payment any Shares pursuant to the Offer on or prior to December 31, 1998 and (a) any of Symantec's representations and warranties set forth in Section 4.2 of the Merger Agreement are not true and correct in any manner that has or represents a material adverse effect on Symantec or materially adversely affects the exercise by the Company of its rights under the Merger Agreement or the License Agreement, or (b) Symantec has committed a material breach of any of its covenants under the Merger Agreement, which breach has a Material Adverse Effect or materially adversely affects the Company's exercise of its rights under the Merger Agreement or the License Agreement and Symantec has not cured such material breach within thirty days after the Company has given Symantec written notice of the material breach and its intention to terminate the Merger Agreement.

     "Material Adverse Change" or "Material Adverse Effect" means any change or effect that (i) materially adversely affects, or is highly likely to materially adversely affect, the ability of the Company and its subsidiaries to market and license either its ProComm product or its CleanSweep product (or both), or to use any of the Company's intellectual property rights or its intellectual property that is incorporated, embodied or used therein and that is material to such product or the ownership by the Company and its subsidiaries of any such intellectual property right or intellectual property, (ii) materially adversely affects, or is highly likely to materially adversely affect, the exercise by Symantec of its material rights under the Merger Agreement or the License Agreement or (iii) represents or results in, or is highly likely to result in, a liability, cost or expense of more than $3.0 million, or the reduction of the fair value of any assets by more than $3.0 million (in each case after giving effect to the availability of payments under any insurance policy). For purposes of clause (iii), no change, event or effect that is demonstrated by the Company to result from any of the following shall be deemed by itself to constitute a Material Adverse Change or be taken into account in determining whether there has been or would be a Material Adverse Change: (a) conditions affecting the U.S. economy generally or the economy of any nation or region in which the Company or any of its subsidiaries conducts business that is material to the Company and its subsidiaries, taken as a whole; (b) conditions generally affecting the utility software industry or (c) the announcement or pendency of the Offer or the Merger or the execution of the Merger Agreement or the License Agreement. "Willful Breach" by the Company means (i) the failure of a representation or warranty of the Company in this Agreement to be true and correct in all material respects as a result of any fact or condition of which any of the Company's executive officers or directors had actual knowledge as of the date of the Merger Agreement or (ii) a material breach or failure to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant to be performed or complied with by it pursuant to the Merger Agreement, where performance of such obligation, or compliance with such agreement or covenant was not impossible and (a) in the case of a breach that can not readily be cured by the Company within thirty days after written notice of such breach, the action or inaction constituting such breach was taken by or at the request of or with the express permission of any of the Company's executive officers or directors and (b) in the case of a breach that can readily be cured by the Company within thirty days after written notice of such breach, such period shall expire without the cure of such breach.

     The Merger Agreement provides that the Company shall pay to Symantec the sum of $2.0 million (the "Break-up Fee"), if: (i) the Merger Agreement is terminated as set forth in subsection (ii)(a) in the first paragraph of this section as a result of the failure of the following conditions to the Offer: the Board of Directors of the Company or any committee thereof shall have failed to recommend the Offer, the Merger or the Merger Agreement, including any failure to include such recommendation in the Schedule 14D-9, or shall have so resolved, the Board of Directors of the Company or any committee thereof shall have withdrawn or modified (including without limitation by amendment of the Schedule 14D-9) in a manner adverse to Symantec or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement and the Ancillary Agreements, shall have approved or recommended any takeover proposal, shall have authorized the redemption or amendment of the Rights Agreement after the Company has received any takeover proposal (except as described below under "Rights Agreement") or shall have resolved to do any of the foregoing; (ii) the Merger Agreement is terminated as set forth in subsections (iii) and (iv) in the first paragraph of this section or (iii) the Merger Agreement is terminated by Symantec as set forth in subsection (ii)(a) or
(vi) as a result of a Willful Breach by the Company of its nonsolicitation covenants. The Break-Up Fee may be applied by the Company dollar for dollar to reduce any royalty obligations of Symantec to the Company pursuant to the License Agreement (and shall not be payable to the extent the Break-Up Fee exceeds the amount of such royalties required to be paid over the term of the License Agreement), except that if, pursuant to the terms of the License Agreement, Symantec would not be required at any time after the date of termination of the Merger Agreement to pay any royalties, the Break-Up Fee shall be payable in cash. In each case described in subsection (iii), payments of the foregoing amount, together with the exercise by Parent of its rights under the License Agreement, shall constitute the sole remedy for Symantec.

     Post Merger Employment Benefits. Employees of the Company who become employed by Symantec or any controlled subsidiary thereof after the Effective Time will either, at Symantec's election, to the extent permitted under the terms of the Company's employee benefit plans, continue to be eligible to participate in such plans, if and for so long as continued, or become eligible to participate in the same standard employee benefit plans as are generally available to similarly situated Symantec employees.

     Rights Agreement. The Company has entered into an amendment to the Rights Agreement to (i) exclude Symantec and the Purchaser and their respective Affiliates and Associates (as such terms are defined in the Rights Agreement) from the definition of "Acquiring Person" therein, with respect to the beneficial ownership of the Shares which Symantec, Purchaser and/or any of their respective Affiliates and Associates have obtained the right to acquire, or will acquire, as a result of the transactions contemplated by the Merger Agreement or any Ancillary Agreement, (ii) provide that no Distribution Date (as such term is defined in the Rights Agreement) shall result from the Offer and (iii) provide for the expiration of the Rights Agreement upon the Effective Date.

CERTAIN CONDITIONS OF THE OFFER

     The Merger Agreement provides that, notwithstanding any other provision of the Offer or the Merger Agreement, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer (subject to certain limitations), Purchaser shall not be required to accept for payment, purchase or pay for, subject to Rule 14e-1(c) under the Exchange Act, any Shares tendered pursuant to the Offer and may terminate the Offer as to any Shares not then paid for unless (i) the Minimum Condition is satisfied and (ii) any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Furthermore, the Merger Agreement provides that Purchaser shall not be required to commence the Offer or accept for payment, purchase or pay for any Shares not previously accepted for payment or paid for and may terminate or amend the Offer, if at any time before acceptance of the Shares any of the following events shall occur or shall be determined by Symantec in good faith to have occurred which, in the reasonable good faith judgment of Symantec or Purchaser, and regardless of the circumstances giving rise to any such condition (other than action or inaction by Symantec or any of its subsidiaries which constitutes a breach of the Merger Agreement), makes it inadvisable to proceed with such acceptance for payment or payment:

          (a) there shall be pending any suit, action or proceeding brought by or on behalf of any Governmental Entity (or the staff of the Federal Trade Commission or the staff of the Antitrust Division of the Department of Justice shall have recommended the commencement of such), any shareholder of the Company or any other person or party, directly or indirectly,

             (1) challenging the acquisition by Symantec or Purchaser of any of the Shares, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, or alleging (on grounds that Purchaser reasonably and in good faith determines are reasonably likely to result in financial exposure to the Company in excess of $3 million taking into account available insurance coverage and/or proceeds) that any such acquisition or other transaction relates to, involves or constitutes a violation by the Company or its directors of federal securities law or applicable corporate statutes or principles,

             (2) seeking to prohibit or limit the ownership or operation by the Company, Symantec or any of their respective subsidiaries of a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Symantec and its subsidiaries, taken as a whole, or to compel the Company or Symantec to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Symantec and its subsidiaries, taken as a whole, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement,

             (3) seeking to impose material limitations on the ability of Symantec or Purchaser to acquire or hold, or exercise full rights of ownership of, any of the Shares accepted for payment pursuant to the Offer, including the right to vote any such Shares accepted for payment by it on all matters properly presented to the stockholders of the Company,

             (4) seeking to prohibit Symantec or any of its subsidiaries from effectively managing or controlling in any material respect the business or operations of the Company and its subsidiaries taken as a whole,

             (5) which is likely to result in a Material Adverse Effect or

             (6) seeking to impose a material condition to the Offer, the Merger or the Merger Agreement which would be materially adverse to Symantec; provided that in case of any such suit, action or proceeding by any person other than a Governmental Entity, such suit, action or proceeding could reasonably be expected to result in a Material Adverse Effect; or

          (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any Governmental Entity or court, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, in any of the consequences referred to in clauses (a)(1) through (a)(6) above;

          (c) there shall have occurred since June 30, 1998, any Material Adverse Change;

          (d) either (1) the Board of Directors of the Company or any committee thereof shall have failed to recommend the Offer, the Merger or the Merger Agreement, including any failure to include such recommendation in the
     Schedule 14D-9, or shall have so resolved, or (2) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified (including without limitation by amendment of the Schedule 14D-9) in a manner adverse to Symantec or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement and Ancillary Agreements, shall have approved or recommended any takeover proposal (provided that a statement that states that a takeover proposal is under consideration by the Company's Board of Directors or management and states that the Company will, at a future date, take a position with respect to such takeover proposal, without making any adverse statements with respect to the Offer, shall not be deemed to constitute such a withdrawal, modification, approval or recommendation), or shall have authorized the redemption or amendment of the Rights Agreement after the Company has received any takeover proposal (other than the Rights Amendment in accordance with the Merger Agreement) or shall have resolved to do any of the foregoing;

          (e) either (1) any person, entity or "group" (as defined in Section 13(d)(3) of the Exchange Act) other than Symantec and Purchaser acquired beneficial ownership of 35% or more of the outstanding Shares or (2) the Board of Directors of the Company or any committee thereof upon request to reaffirm the Company's approval or recommendation of the Offer, the Merger or the Merger Agreement, shall have failed to do so within three business days after such request is made or shall have so resolved;

          (f) the representations and warranties of the Company in the Merger Agreement shall not be true and correct in all material respects (without regard to any qualification therein as to the Company's knowledge) as a result of any facts or circumstances that have a Material Adverse Effect;

          (g) the Company shall have breached or failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it pursuant to the Merger Agreement and the same shall have a Material Adverse Effect;

          (h) the Merger Agreement shall have been terminated in accordance with its terms; or

          (i) any voluntary, involuntary or ancillary petition in bankruptcy shall have been instituted under Title 11 to the United States Code with respect to the Company as a debtor or alleged debtor and not dismissed. The Merger Agreement provides that the foregoing conditions are for the sole benefit of Symantec and Purchaser and their respective affiliates and may be asserted by Symantec or Purchaser regardless of the circumstances giving rise to such condition (other than any action or inaction by Symantec or any of its subsidiaries which constitutes a breach of the Merger Agreement) or may be waived (except for the Minimum Condition, which can only be waived with the consent of the Company) by Symantec and the Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Symantec, Purchaser or any other affiliate of Symantec at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver of any such rights with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may asserted at any time and from time to time prior to expiration of the Offer.

THE LICENSE AGREEMENT

     Concurrently with the execution of the Merger Agreement, the Company and Parent entered into the License Agreement. The following is a summary of the material terms of the License Agreement. This summary is not a complete description of the terms and conditions of the License Agreement and is qualified in its entirety by reference to the full text of the License Agreement, which is incorporated herein by reference, and a copy of which has been filed as an exhibit to this Schedule 14D-9.

     The Company has granted to Symantec, pursuant to the License Agreement entered into concurrently with the Merger Agreement, a non-exclusive license (the "Distribution License") to use, copy, distribute, display and perform all of the Company's CleanSweep(TM) product and related technology (the "Licensed Product") and a nonexclusive license (the "Development License") under all of the Company's intellectual property rights to use, copy and create derivative works during the term of the License Agreement from the source code of the Licensed Product or materials and information provided by the Company relating thereto. In consideration of this grant, Symantec has agreed to pay the Company royalties equal to 8% of net revenue from the distribution or other revenue producing exploitation of the Licensed Product, provided that the royalty rate shall be 6% if the Company is obligated to pay a Break-up Fee as a result of a Willful Breach of the Company's covenant not to solicit or negotiate a takeover proposal. The parties have further agreed that, for copies of the Licensed Products, the royalty per seat shall not be less than $1.25 for stand-alone sales of the Licensed Product, $0.75 for bundles of the Licensed Product as part of Norton Systemworks and $0.20 for original equipment manufacturer transactions. The Development License commences on October 15, 1998 and the Distribution License commences upon the earlier of either (i) the consummation of the Offer or (ii) an event giving rise to the Company's obligation to pay the Break-up Fee under the Merger Agreement. If neither of these events occur, no right to distribute the CleanSweep product will arise. The Company has deposited in escrow the source code for its CleanSweep product and related technology to be released to

Symantec upon commencement of the Distribution License. The License Agreement terminates immediately if, after consummation of the Offer, Symantec fails to close the Merger in accordance with the Merger Agreement or the Merger has not occurred by January 31, 1999 and the Company has not been obligated to pay the Break-up Fee. The License Agreement also terminates for a material breach of any term of the License Agreement unless such breach is cured within thirty days of notice of such breach.

THE STOCKHOLDER AGREEMENTS

     Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into a Stockholder Agreement with each of the directors and executive officers of the Company, namely King R. Lee, Frank W. T. LaHaye, William H. Lane III, Howard Morgan, Frank R. Greico, Joyce Wrenn, Suzanne Dickson, Cheri Kaplan-Smith, Gadi Navon and John Strosahl (collectively, the "Stockholder Agreements"). In the aggregate, the signatories to the Stockholder Agreements beneficially own 316,004, or 0.43%, of the outstanding Shares and 1,816,004, or 2.0%, of the Shares on a fully-diluted basis (to calculate fully-diluted Shares, each outstanding option with an exercise price of less than $0.52 per share is treated as exercised). The following is a summary of the material terms of the Stockholder Agreements. This summary is not a complete description of the terms and conditions of the Stockholder Agreements and is qualified in its entirety by reference to the full text of the Stockholder Agreements which are incorporated herein by reference and copies of which have been filed as exhibits to this Schedule 14D-9.

     Pursuant to the Stockholder Agreements, these stockholders agreed to tender and not withdraw their Shares pursuant to the Offer. Such stockholders have also agreed, for so long as the Stockholder Agreement is in effect, at any meeting of the stockholders of the Company, however called, to vote their Shares (i) in favor of the Merger, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, and (iii) against any action or agreement that would impede, frustrate, prevent or nullify the Stockholder Agreement or result in any of the conditions to the consummation of the Offer or the Merger, which are set forth in the Merger Agreement, not being fulfilled. Such stockholders also granted representatives of Parent an irrevocable proxy to vote their Shares in favor of the Merger and other transactions contemplated by the Merger Agreement, and against any other takeover transaction proposed by a third party.

     In addition, such stockholders agreed not to (i) transfer any or all of their Shares, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of their Shares, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to their Shares, (iv) deposit their Shares into a voting trust or enter into a voting agreement or arrangement with respect to his Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Stockholder Agreements or the Merger Agreement or which would make any representation or warranty of such stockholder under the Stockholder Agreement untrue or incorrect.

     The agreements and proxy contained in each Stockholder Agreement will terminate on the earlier of payment for the Shares pursuant to the Offer or the termination of the Merger Agreement in accordance with its terms.

CONVERSION AND/OR REPURCHASE OF SERIES C CONVERTIBLE PREFERRED STOCK

     After negotiating the terms thereof over a period of several weeks, the Company has entered into an agreement, dated October 9, 1998, with the holders of the Company's Series C Convertible Preferred Stock. Pursuant to the agreement, the holders of the Series C Convertible Preferred Stock agreed not to convert any such shares at a conversion price of less than $0.2650 for a period of six months after October 9, 1998, the date of the Agreement and that, during the first sixty calendar days following such date, upon conversion of any shares of the Series C Convertible Preferred Stock in accordance with their terms, the Company will issue shares of Common Stock at a conversion price of $0.2650 notwithstanding the actual conversion price then in effect. At a conversion price of $0.2650, each share of Series C Convertible Preferred Stock is convertible into 3,774 shares of Common Stock. The Company has agreed to issue additional shares of Common Stock (or, at the Company's election, cash) to each holder of the Series C Convertible Preferred Stock, up to an amount equal to five percent of the original purchase price of such shares of Series C Convertible Preferred Stock, but only to the extent that such holder does not realize at least a 50% gross aggregate return upon resale of the shares of Common Stock received upon conversion of such shares of Series C Convertible Preferred Stock. During the six months following October 9, 1998, the Company has the right to repurchase all of the shares of Series C Convertible Preferred Stock owned by the holders thereof at a price equal to 110% of the original purchase price. The Company may exercise this repurchase right upon 10 days notice (which may be by press release), during which time period the holders of the Series C Convertible Preferred Stock will remain entitled to convert such shares into shares of Common Stock. The holders of the Series C Convertible Preferred Stock also agreed that upon a "sales event" (as defined below), the Company may, at its option, repurchase the shares of Series C Convertible Preferred Stock at a price equal to 110% of the original price or require such holders to convert their shares of Series C Convertible Preferred Stock into shares of Common Stock, or to effect a combination of the foregoing. A "sales event" means the sale of all or substantially all of the assets of the Company, a consolidation or merger of the Company in which the stockholders of the Company immediately prior to such event do not retain a majority of the voting power of the surviving corporation or the sale of more than 50% of the stock of the Company.

INDEMNIFICATION

     The Company's Certificate of Incorporation provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director by such director except, to the extent permitted by Delaware law, if such breach relates to (i) a breach of the duty of loyalty; (ii) an act or omission in bad faith or which involved intentional misconduct or knowing violation of law; (iii) an unlawfully paid dividend or unlawful stock purchase or redemption; or (iv) any transaction from which a director derived an improper personal benefit.

     The Company's Bylaws provide that the Company is required to indemnify its directors and officers and the directors and officers of each of its subsidiaries and may indemnify its other employees and agents, and persons serving in such capacities in other business enterprises at the Company's request, in any proceeding, provided such persons acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company and, in the case of a criminal proceeding, if such persons had no reasonable cause to believe their actions were unlawful. The Bylaws require the Company to advance expenses incurred by such directors and officers and permit the Company to advance expenses to such other employees and agents in connection with defending a proceeding, however, the Company is not required to advance expenses to a person against whom the Company brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit. The rights conferred in the Bylaws are not exclusive and the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents. In addition, the Bylaws permit the Company to maintain director and officer liability insurance to the extent reasonably available. The Company may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers, employees and agents.

     The Company has previously also entered into an agreement with its directors and certain of its officers indemnifying them to the fullest extent permitted by the Bylaws.

     A copy of the applicable portions of the Certificate of Incorporation and Bylaws and a copy of the Company's form of indemnification agreement have been filed as exhibits to this Schedule 14D-9 and are incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) RECOMMENDATION OF THE COMPANY BOARD.

     The Company Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of the holders of the Shares, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, and (iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their

Shares pursuant to the Offer and approve and adopt the Merger Agreement and approve the transactions contemplated thereby.

     (b) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION.

  Background

     In early 1997, the Company Board resolved to undertake a search for strategic alternatives to the Company's then current strategy. The Company Board decided to retain an investment banker to explore the capital needs of the Company and the strategic alternatives available to the Company, including an expansion into additional product lines, a partnering of the Company with third parties, and a sale of particular product lines or of the entire Company.

     On or about May 22, 1997, Broadview International LLC ("Broadview") presented to the Company Board its analysis of the strategic alternatives available to the Company. In light of this presentation, the Company engaged Broadview on June 19, 1997 to advise the Company with respect to opportunities involving partnering with third parties or the sale of either all of the Company or of particular product lines.

     In late September 1997 and the following months, the Company issued approximately $29 million of its Series C Convertible Preferred Stock and related warrants. The Company used the net proceeds of this sale for working capital and to redeem all $10 million of its outstanding Series B Preferred Stock.

     During the period from June 1997 to March 1998, Broadview conducted extensive interviews with senior management, engaged in customary due diligence procedures, analyzed valuation parameters, explored new product opportunities and product line sales and developed a list of potential acquirors for the Company. Broadview and the Company Board discussed and explored these possibilities in numerous meetings. Broadview and the Company contacted several parties to explore partnering relationships and/or the sale of the entire Company. As of March 1998, no party had expressed serious interest in partnering with or acquiring the Company and the Company terminated its engagement of Broadview.

     In April 1998, however, a publicly traded company contacted the Company and expressed interest in entering into a partnering relationship with the Company. The parties held preliminary discussions until June 1998 when the potential partner was acquired by a third party.

     On June 3, 1998, the Company was notified by the Nasdaq National Market ("Nasdaq") of the possible delisting of the Common Stock due to the failure of the Common Stock to satisfy Nasdaq's continued listing requirements.

     In June 1998, the Company Board continued to discuss the Company's need for capital and the status of possible strategic alternatives. On June 24, 1998, the Company signed an engagement letter with TikSoft LLC (which letter was subsequently assigned to Software Syndicate, Inc. ("SSI")), pursuant to which SSI agreed to assist the Company with respect to opportunities involving four potential acquirors that had been identified.

     In June 1998, the Company determined that additional cost-cutting measures, including layoffs, were needed in order to manage cash flow. In late June 1998, the Company laid off 70 employees. On July 6, 1998, Curtis Hessler resigned as the Chief Executive Officer of the Company and King R. Lee was appointed Interim Chief Executive Officer and President.

     In July 1998, SSI introduced the Company to another publicly traded company interested in a merger. The parties held several meetings, conducted mutual standard due diligence, interviewed senior management at the respective companies and entered into a confidentiality agreement regarding the matter. The parties ultimately terminated these discussions in September 1998 without any agreement regarding a transaction.

     By letter dated July 13, 1998, Nasdaq advised the Company that it was not convinced the Company could satisfy Nasdaq's continued listing requirements. At the Company's request, an oral hearing on the matter was scheduled for late August. In connection with its preparation for such oral hearing, and to assist the Company in its exploration of its strategic alternatives, the Company again retained Broadview as its financial advisor on August 4, 1998.

     On August 10, 1998, Broadview discussed with the Company a list of approximately 20 potential partners or acquirors, including Parent. Over the next few weeks, Broadview and SSI contacted several parties, including Parent, none of whom expressed interest in acquiring the Company at that time. In mid-to late August, Broadview and SSI again contacted Parent and discussed the Company generally, as well as the existence of potentially significant net operating losses of the Company that could be advantageous to a potential buyer. At that point, Parent expressed interest in a transaction with the Company to SSI and Broadview. Broadview contacted Gordon E. Eubanks, Jr., the Chief Executive Officer of Parent, with additional information about the Company. Representatives of Broadview and Parent held several telephone calls and discussed possible transaction alternatives through the end of August.

     On August 27, 1998, the Company had a hearing with Nasdaq regarding the potential delisting of the Company's Common Stock.

     On September 11, 1998, Enrique T. Salem, Chief Technical Officer of Parent, contacted Suzanne Dickson, Vice President of Product Management of the Company, to discuss the possibility of the Company entering into a technology licensing agreement with Symantec with respect to the Company's CleanSweep uninstaller product. On September 13, 1998, the Company replied that it was not interested in licensing its CleanSweep product and instead proposed a license of its RemoveIt uninstaller product, which also has some of the capabilities of the Norton Uninstall Deluxe product. On September 18, 1998, Symantec and the Company entered into a license agreement under which the Company licensed Symantec to distribute the Company's RemoveIt uninstaller.

     In mid-September 1998, Broadview reported to the Company Board that Parent had proposed that the transaction take the form of an acquisition of the Company's assets. On September 15, 1998, representatives of Parent and the Company met at the Company's offices to discuss the Company's financial performance and condition, and Parent and the Company entered into a Confidentiality Agreement, pursuant to which Parent was furnished with certain financial and business information concerning the Company. Over the next few weeks, discussions between Parent and the Company continued in which Broadview represented the Company in framing possible transaction alternatives.

     Also in mid-September, the Company and Broadview met and held preliminary discussions with an investment group proposing a recapitalization and acquisition of the Company as part of an industry segment consolidation. The discussions were terminated with no expression of interest by such party after the parties determined they would be unlikely to obtain financing.

     On September 17, 1998, the Company Board met to discuss the status of negotiations between Parent and the Company. On September 18, 1998, representatives of Parent notified the Company of the Parent's interest in commencing due diligence investigations of the Company. In response to this call, the Company organized diligence materials and prepared them for review by Parent and its legal and financial advisors. Two senior executives of Parent met with representatives of the Company at the Company's offices on Monday, September 21, 1998.

     On September 23, 1998, the Company Board met. Representatives of Broadview informed the Company Board about their discussions with Parent's representatives earlier that day. During these discussions, Parent had indicated its willingness to proceed with a tender offer and subsequent merger, with the grant by the Company of a nonexclusive license agreement for the Company's CleanSweep product. The Company Board discussed the framework of Parent's proposals concerning a possible transaction. The Company Board indicated that a substantial risk would be involved if the Company granted Parent a license to the CleanSweep product and the proposed tender offer and merger did not close. The Company Board also discussed the possibility of selling the CleanSweep product line on a stand-alone basis. The Company Board instructed Broadview and its management team to resist the granting of the CleanSweep license if at all possible and also to explore selling the CleanSweep product line on a stand-alone basis.

     During the period from September 24, 1998 through the end of September, the Company Board held several meetings in which representatives of Broadview, the Company's legal counsel and the Company's management team participated. The principal terms of the proposed transaction were reviewed and discussed.

The Company Board also discussed the possibility of any other acquirors or partners becoming available, and representatives of Broadview advised the Company Board that no other potential investors and acquirors had expressed interest in the Company. The Company Board instructed management to continue negotiating and attempt to avoid granting the license of CleanSweep, and to address the additional concerns raised by the Company Board. During this time period, the Company Board received a memorandum from its counsel outlining its fiduciary duties in the context of a potential change of control. Also during this period, the Company and Parent decided that they would not be able to agree on the price or terms of a sale of the CleanSweep product line on a stand-alone basis.

     From early October to October 15, 1998, representatives of the Company, Broadview and the Company's legal counsel held discussions with representatives of Parent and Parent's legal counsel to negotiate various aspects of, and the definitive agreements related to, the acquisition proposal. In addition, from time to time during such period, Parent's legal counsel, accountants and representatives of Parent conducted legal, financial and technical reviews of the Company.

     On October 3, 1998, after receiving a preliminary indication of price from Parent, the Company Board authorized the Company's management to enter into a Non-disclosure Agreement, under which the Company agreed not to solicit takeover proposals from third parties through the close of business on October 13, 1998, which period was subsequently extended through the close of business on October 16, 1998. During the first week of October 1998, the Company Board held several meetings regarding the status of the negotiations. Also during this period, the Company Board and its representatives continued to negotiate with Parent about the terms of the transaction, including the license of CleanSweep. Parent insisted that the license was an integral part of the transaction and that the transaction could not be consummated without it.

     On October 7, 1998, the Company Board held a meeting during which the Company's legal counsel reviewed for the Company Board (i) its fiduciary duties in the context of a sale of the Company and (ii) the status of negotiations of the terms of the proposed transaction. Counsel for the Company explained the Board's fiduciary duties in the context of granting the license of CleanSweep requested by Parent. Representatives of Broadview provided an analysis of the proposed transaction that included an overview of the Company's financial condition and recent stock price performance, as well as various analyses for determining Company's valuation. The Company's management also reviewed for the Company Board the Company's financial and operating history, discussions relating to the unsuccessful search by Broadview and SSI for additional potential partners or acquirors, discussions regarding the potential delisting of the Common Stock by Nasdaq, the nature and strength of competing companies, industry developments and comparable transactions. The Company Board discussed the continuing need for financing. The Company Board then discussed the open issues related to Parent's acquisition proposal and directed management to continue negotiations with Parent.

     From October 7 through October 15, 1998, representatives of the Company's management and the Company Board continued to negotiate the transaction with Parent. During such negotiations, the terms of the transaction, including the terms upon which the license of CleanSweep would become effective, were discussed and agreed upon, and discussions on valuation occurred.

     On October 15, 1998, the Company Board held a meeting to review and discuss Parent's proposed acquisition of the Company. At this meeting, the Company's legal counsel gave a presentation to the Board on the terms of the Merger Agreement and related documents, the structure of the Offer and the Merger, the terms of the License Agreement and the Company Board's fiduciary duties to stockholders. The Company Board also received an opinion from Broadview to the effect that, as of such date, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger as contemplated in the Merger Agreement was fair from a financial point of view to such holders. The Company Board members discussed the terms of the proposed acquisition with its advisors and among themselves. Following this discussion, the Company Board unanimously
(a) determined that the Merger Agreement, the License Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of the holders of the Shares, (b) approved and adopted the Merger Agreement and the transactions contemplated thereby, and
(c) resolved to recommend that the stockholders of the Company accept the Offer, tender their shares of Common Stock pursuant to the Offer and approve and adopt the Merger Agreement and approve the transactions contemplated thereby.

     At approximately 1:00 p.m., Pacific Standard Time on October 15, 1998, Parent and the Company executed the Merger Agreement and the License Agreement and, simultaneously, the directors and executive officers of the Company executed the Stockholder Agreements. After the close of trading on October 15, 1998, the Company and Parent issued a press release announcing the execution of the Merger Agreement and the License Agreement. Shortly thereafter, the Company received notification from Nasdaq by fax that the Common Stock had been delisted, effective at the close of trading on October 15, 1998, for failure to satisfy certain continued listing requirements.

  Factors Considered by the Board of Directors

     In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all stockholders tender their Shares pursuant to the Offer, the Company Board considered a number of factors, including:

          (1) the financial and other terms of the Offer, the Merger Agreement, the License Agreement and the related transaction agreements;

          (2) Broadview's presentations to the Company Board and its opinion to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the $0.52 per Share cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair to the stockholders of the Company, from a financial point of view (the "Fairness Opinion"). THE FULL TEXT OF BROADVIEW'S WRITTEN FAIRNESS OPINION IS FILED AS EXHIBIT 14 TO THIS SCHEDULE 14D-9 AND IS ALSO ATTACHED HERETO AS ANNEX A. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

          (3) that the $0.52 per share tender offer price represents a premium of 10.9%, 28.0% and 95.5% over the closing price of the Common Stock on October 14, 1998 (one day prior to the announcement of the Merger Agreement), September 17, 1998 (20 days prior to such announcement) and September 2, 1998 (30 days prior to such announcement), respectively;

          (4) the declining price of the Shares on Nasdaq over the last two years, and the fact that the price of the Common Stock would adversely impact the ability of the Company to make acquisitions using its Common Stock or to successfully raise additional equity capital;

          (5) the Company's difficulty in competing effectively with companies having significantly greater financial and marketing resources than the Company, especially given that (i) the industry segments in which certain of the Company's leading products compete were entering a period of predicted decline, (ii) the anticipated industry shift to "suite products," which bundle a number of utility products into one package, would likely adversely impact revenues from the Company's products, the majority of which are individual utility products and (iii) the fact that the Company does not currently possess the ability to obtain or develop the additional products necessary to compete in the "suite" market environment;

          (6) the significant need for the Company to raise additional capital to support research and development activities that would be necessary to rebuild revenues in light of the market factors noted above and the Company Board's belief, which was based on the advice of Company management and Broadview, that the Company's ability to raise capital would be impaired by the financial condition of the Company, including the terms of its outstanding debt and Series C Convertible Preferred Stock, and the condition of the capital markets generally;

          (7) the adverse impact of the pending delisting of the Shares by Nasdaq;

          (8) the Company Board's view that a superior offer was unlikely to arise, which view was based upon presentations by management and Broadview, the lack of additional potential financing sources or merger candidates, and the fact that the discussions that had been held between the Company and several other parties over the last year had ultimately proven unsuccessful;

          (9) the Company's lack of success in negotiating with Parent a sale of CleanSweep on a stand-alone basis or a sale of the Company which did not include a license for CleanSweep;

          (10) the fact that the terms of the License Agreement and the conditions under which Parent's license to CleanSweep would come into effect were heavily negotiated by representatives of the Company when it became clear that Parent would not enter into a transaction that did not include the License Agreement;

          (11) the provisions of the Merger Agreement and the License Agreement, including the provisions allowing the Company to respond to certain unsolicited inquiries concerning an acquisition of the Company, and the provisions which permit the Company to terminate the Merger Agreement upon payment to Parent of a break-up fee, which fee includes the effectiveness of the license of CleanSweep; and

          (12) the fact that Parent's and Purchaser's obligations under the Offer were not subject to any financing condition, and the fact that Parent has the financial condition and ability to cause Purchaser to meet its obligations under the Merger Agreement.

     The foregoing discussion of the information and factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company retained Broadview in connection with the Offer and the Merger. Pursuant to a letter agreement, dated August 4, 1998, the Company is required to pay Broadview, upon delivery of the Fairness Opinion, a fee, payable in cash, of $325,000, which amount will be credited against any compensation otherwise payable by the Company to Broadview upon the consummation of a sale of the Company. Upon consummation of a sale of the Company, including a sale pursuant to the transactions contemplated by the Merger Agreement, the Company has agreed to pay Broadview a fee, payable in cash on closing, of $500,000 plus 1% of all consideration in excess of $20 million received by the Company and/or its stockholders, which amount is net of the fee paid in connection with the delivery of the Fairness Opinion and net of $125,000 in fees and payments previously paid to Broadview. In addition to the foregoing compensation, the Company has agreed to indemnify Broadview against certain liabilities and expenses arising out of the engagement and the transactions in connection therewith, including certain liabilities under the federal securities laws. The Company's engagement of Broadview is an exclusive engagement, except with respect to the efforts of SSI described below.

     In addition, the Company entered into a letter agreement, dated June 24, 1998, with TikSoft, pursuant to which TikSoft agreed to contact certain companies with respect to a potential sale of the Company. By amendment to the letter agreement dated August 15, 1998, SSI replaced TikSoft under the agreement. Upon the consummation of a sale of the Company to a buyer which SSI introduced to the Company, the Company is required to pay SSI a fee, payable in cash on closing, equal to 1% of the consideration received by the Company and/or its shareholders. The Company will be required to pay such fee to SSI upon consummation of the transactions contemplated by the Merger Agreement. In addition to the foregoing fee, the Company is required to indemnify SSI against certain liabilities and expenses arising out of the engagement.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) As part of the Company's restructuring efforts, in July 1998 King R. Lee was appointed Interim Chief Executive Officer and President, a new management team was promoted from within the Company, and the outside members of the Company Board decided to take a significantly increased role in the Company's restructuring efforts and its exploration of strategic alternatives. As part of this process, management and the Company Board undertook a review of appropriate compensation levels in light of certain considerations, including the Company's desire to conserve cash and retain key individuals, the low market price of the Company's Common Stock and the substantial increase in the number of outstanding shares of capital stock. On September 1, 1998 the Company Board approved a grant of options to purchase 200,000 shares of Common Stock to each director, except for Joyce Wrenn who received options to purchase 100,000 shares of Common Stock. At such time, each of the Company's new executive officers received options to purchase 150,000 shares of Common Stock. Each of the foregoing options have an exercise price of $0.281 per share. Other than these option grants and certain option grants to employees of the Company, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender such Shares to Purchaser pursuant to the Offer. See "Item 3--Stockholder Agreements."

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY

     (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Short Form Merger. Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares of Common Stock pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a significantly longer period of time will be required to effect the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   1      Agreement and Plan of Merger, dated October 15, 1998, by and among Symantec Corporation, Oak Acquisition Corporation and
          Quarterdeck Corporation, including Conditions to the Offer.
   2      License Agreement, dated October 15, 1998, by and between
          Symantec Corporation, Oak Acquisition Corporation and
          Quarterdeck Corporation.
   3      Stockholder Agreement, dated as of October 15, 1998, by and between Symantec Corporation, Oak Acquisition Corporation
          and King R. Lee.
   4      Stockholder Agreement, dated as of October 15, 1998, by and between Symantec Corporation, Oak Acquisition Corporation
          and Frank W. T. LaHaye.
   5      Stockholder Agreement, dated as of October 15, 1998, by and between Symantec Corporation, Oak Acquisition Corporation
          and William H. Lane III.
   6      Stockholder Agreement, dated as of October 15, 1998, by and between Symantec Corporation, Oak Acquisition Corporation
          and Howard Morgan.
   7      Stockholder Agreement, dated as of October 15, 1998, by and between Symantec Corporation, Oak Acquisition Corporation
          and Frank R. Greico.
   8      Stockholder Agreement, dated as of October 15, 1998, by and between Symantec Corporation, Oak Acquisition Corporation
          and Joyce Wrenn.
   9      Stockholder Agreement, dated as of October 15, 1998, by and between Symantec Corporation, Oak Acquisition Corporation
          and Suzanne Dickson.
  10      Stockholder Agreement, dated as of October 15, 1998, by and between Symantec Corporation, Oak Acquisition Corporation
          and Gadi Navon.
  11      Stockholder Agreement, dated as of October 15, 1998, by and between Symantec Corporation, Oak Acquisition Corporation
          and Cheri Kaplan-Smith.
  12      Stockholder Agreement, dated as of October 15, 1998, by and between Symantec Corporation, Oak Acquisition Corporation
          and John Strosahl.
  13      Letter to Stockholders of Quarterdeck Corporation, dated
          October 19, 1998.
  14      Fairness Opinion of Broadview International LLC, dated
          October 15, 1998.
  15      Confidentiality Agreement, dated September 15, 1998, by and between Symantec Corporation and Quarterdeck Corporation.
  16      Non-Disclosure Agreement, dated October 1, 1998, by and
          between Symantec Corporation and Quarterdeck Corporation, as amended October 13, 1998.
  17      Form of Indemnification Agreement and provisions regarding indemnification of directors and officers from the Company's
          Certificate of Incorporation and Bylaws.
  18      Selected pages of the Company's Proxy Statement, dated
          January 5, 1998, for the Annual Stockholder Meeting on
          February 5, 1998.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By:         /s/  KING R. LEE

                                            ------------------------------------
                                            King R. Lee
                                            Interim Chief Executive Officer and
                                              President

Dated: October 19, 1998

                                   SCHEDULE I

                            QUARTERDECK CORPORATION
                         13160 MINDANAO WAY, 3RD FLOOR
                        MARINA DEL REY, CALIFORNIA 90292
                            ------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                   OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about October 20, 1998 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares (the "Shares") of common stock, $0.001 par value (the "Common Stock"), of Quarterdeck Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Oak Acquisition Corporation ("Purchaser"), a wholly owned subsidiary of Symantec Corporation, a Delaware corporation ("Parent"), to the board of directors of the Company (the "Company Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of October 15, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

     Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer to acquire all of the Shares (the "Offer"). The Offer is scheduled to expire at 12:00 Midnight, New York City time, on November 16, 1998, unless the Offer is extended. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, Purchaser will be merged with and into the Company (the "Merger").

     The information contained in this Information Statement concerning Purchaser has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

     The Common Stock is the only class of voting securities of the Company outstanding. Each Share entitles its record holder to one vote. As of October 15, 1998, there were 73,531,703 Shares outstanding (not including Shares issuable upon conversion of shares of Series C Convertible Preferred Stock or Shares that are subject to purchase upon the exercise of outstanding options).

PROPOSED CHANGES TO THE COMPANY'S BOARD OF DIRECTORS

     If Purchaser purchases Shares pursuant to the Offer, the Merger Agreement provides that Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or its affiliates bears to the total number of Shares then outstanding. The Company has further agreed, upon request of Parent, to promptly take all actions necessary to cause Parent's designees to be so elected, including, if necessary, increasing the size of the Company Board and/or obtaining the resignation of one or more incumbent directors, provided, however, that until such time as the Purchaser acquires a majority of the outstanding Shares, on a fully-diluted basis, the Company shall use all reasonable efforts to ensure that all of the members of the Company Board who are not employees of the Company remain members of the Company Board.

     Parent has informed the Company that Parent will designate directors from among the persons set forth in the following table. With respect to Parent's designees, the following table, prepared from information furnished to the Company by Parent, sets forth the name, age, present principal occupation or employment and five-year employment history for each of the persons who may be designated by Parent as Parent's designees. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with Parent. If necessary, Parent may choose additional or other Parent's designees, subject to the requirements of Rule 14f-1. Unless otherwise indicated below, the business address of each person is Symantec Corporation, 10201 Torre Avenue, Cupertino, California 95014.

                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
   NAME AND CITIZENSHIP   AGE         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
   --------------------   ---         --------------------------------------------------
  Gordon E. Eubanks, Jr.  51     President and Chief Executive Officer since October 1986 and a member of the Board of Directors since November 1983.
  Howard A. Bain III      52     Vice President, Worldwide Operations and Chief Financial
                                 Officer. Mr. Bain joined Parent in October 1991 as its Vice
                                 President, Finance.
  Enrique T. Salem        32     Vice President, Security and Assistance Business Unit and
                                 Chief Technical Officer. Mr. Salem joined Parent in April
                                 1990 and has held numerous positions including Director of
                                 Development and General Manager of Advanced Utilities Group.
  Derek Witte             41     Vice President, General Counsel and Secretary. Mr. Witte
                                 joined Parent in October 1990.

     Parent has advised the Company that to the best knowledge of Parent, none of Parent's designees currently is a director of, or holds any position with, the Company, and except as disclosed in the Offer to Purchase, none of Parent's designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission (the "SEC"), except as may be disclosed in the Offer to Purchase. None of Parent's designees has any family relationship with any director or executive officer of the Company.

     Parent has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under
Item 401(f) of Regulation S-K promulgated by the SEC.

     It is expected that Parent's designees may assume office at any time following the purchase by Parent of a majority of outstanding Shares pursuant to the Offer, which purchase cannot be earlier than November 16, 1998, and that, upon assuming office, Parent's designees will thereafter constitute a majority of the Company Board.

                 THE CURRENT MEMBERS OF THE BOARD OF DIRECTORS

     The names of the current directors, their ages as of October 9, 1998 and certain other information about them are set forth below. Some of the current directors may resign effective immediately following the purchase of Shares by Purchaser pursuant to the Offer.

                               YEAR FIRST
                               ELECTED A     POSITION WITH THE COMPANY OR PRINCIPAL OCCUPATION
   NAME OF DIRECTOR     AGE     DIRECTOR                DURING THE PAST FIVE YEARS
   ----------------     ---    ----------    -------------------------------------------------
King R. Lee...........  58        1994       Mr. Lee has served as the Interim Chief Executive
                                             Officer and President of the Company since July
                                             1998. Mr. Lee also served as a member of the
                                             Office of the President of the Company from
                                             August 27, 1996 until February 1997. Mr. Lee also
                                             served as Interim Chief Executive Officer of the
                                             Company from December 1994 until January 1995 and
                                             served as Interim Chief Operating Officer of the
                                             Company between July and December 1994. He was
                                             elected a Director of the Company in July 1994.
                                             Mr. Lee served as the Chief Executive Officer of
                                             Wynd Communications Corporation, a two-way
                                             wireless messaging service provider, from October
                                             1995 to January 1997, and has served as its
                                             Chairman since October 1995. Mr. Lee is President
                                             of King R. Lee & Associates, Inc., a management
                                             consulting firm, which provides consulting
                                             services to the Company. From 1987 to 1993, Mr.
                                             Lee was President and Chief Executive Officer of
                                             Xtree Company, a developer of computer systems
                                             software. He serves as a director of Nettech
                                             Systems, Inc., Outback Resource Group, Inc., Boss
                                             Entertainment, Dover Pacific, Inc. and Mobile
                                             Automation, Inc.
Frank W. T. LaHaye....  69        1982       Mr. LaHaye has been a Director of the Company
                                             since 1982 and the Chairman of the Board since
                                             1985. Mr. LaHaye was a general partner of the
                                             general partnership of Peregrine Ventures, a
                                             venture capital investment partnership, from its
                                             formation in 1981 until its dissolution in 1998.
                                             Mr. LaHaye has been a general partner of the
                                             general partnership of Peregrine Ventures II, a
                                             venture capital investment partnership, since its
                                             formation in 1983. Mr. LaHaye serves as a
                                             director or trustee of various funds affiliated
                                             with the Franklin/Templeton Group of Funds and as
                                             a director of Digital Transmission Systems, Inc.
William H. Lane III...  60        1996       Mr. Lane has been a director of the Company since
                                             September 1996. He retired from Intuit Inc., a
                                             personal and small business finance software
                                             publisher, effective July 31, 1996, having served
                                             as its Vice President, Chief Financial Officer,
                                             Secretary and Treasurer since January 1994. Mr.
                                             Lane served in a similar capacity at ChipSoft,
                                             Inc., a tax preparation software company, from
                                             July 1991 until its acquisition by Intuit Inc. in
                                             December 1993. Mr. Lane is also a director of
                                             Expert Software, Inc., a value-priced general PC
                                             software publisher, MetaCreations Corporation, a
                                             visual computing software company, and Storm
                                             Technology, Inc., a scanning devices company.

                               YEAR FIRST
                               ELECTED A     POSITION WITH THE COMPANY OR PRINCIPAL OCCUPATION
   NAME OF DIRECTOR     AGE     DIRECTOR                DURING THE PAST FIVE YEARS
   ----------------     ---    ----------    -------------------------------------------------
Dr. Howard L.           52        1983       Dr. Morgan has been a Director of the Company
  Morgan..............                       since 1983. He is currently President of Arca
                                             Group, Inc., a consulting and investment
                                             management firm specializing in the areas of
                                             computer and communications technologies. He
                                             serves as a director of Cylink Corporation, a
                                             developer of software for secure communications,
                                             Franklin Electronic Publishers, Inc., a developer
                                             of electronic books, Infonautics Corporation, a
                                             provider of online information, Kentek
                                             Information Systems, a manufacturer of laser
                                             printers, Neoware Systems, Inc., a provider of
                                             network terminals, MetaCreations, Inc., a
                                             developer of computer graphics software, Segue
                                             Software, a developer of automated software
                                             systems, and Unitronix Corp., a software
                                             supplier.
Joyce Wrenn...........  62        1998       Ms. Wrenn became a director of the Company on
                                             September 8, 1998. Since March 1992, Ms. Wrenn
                                             has been Vice President -- Information
                                             Technologies and Chief Information Officer of
                                             Union Pacific Railroad.

     Each of the directors has been engaged in the principal occupation(s) described above during the past five years. There are no family relationships among any of the directors or executive officers of the Company.

INFORMATION CONCERNING THE BOARD; DIRECTOR COMPENSATION

     The Company's Board of Directors has a standing Audit Committee and Compensation Committee.

     The Audit Committee, currently comprised of Messrs. LaHaye, Lane and Morgan, advises and assists the Board of Directors in evaluating the performance of the Company's auditors, including the scope and adequacy of the auditors' examinations. During fiscal year 1998, the Audit Committee held two meetings.

     The Compensation Committee, currently comprised of Messrs. LaHaye and Lane, oversees the Company's overall executive compensation program, reviews the Company's employee benefit plans and administers the Company's stock option plans. The Compensation Committee met six times during the last fiscal year.

     The Company's Board of Directors selects nominees for election as directors. The Company does not have a standing nominating committee. Stockholder nominations for election as directors may be voted on at an annual meeting only if such nominations are made pursuant to written notice timely given to the Secretary of the Company accompanied by certain information specified in the Company's bylaws. To be timely, a stockholder's written notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting; provided, however, that, in the event that less than 60 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, a stockholder's notice will be timely if received not later than the tenth day following the day on which such notice of the date of the meeting is mailed or such public disclosure is made. Such stockholder's notice must set forth with respect to each director nominee all of the information relating to such person that is required to be disclosed in solicitations for elections of directors under the rules of the Securities and Exchange Commission and such stockholder's name and address, as they appear on the Company's books, and the number of shares of Common Stock owned by the stockholder giving the notice.

     The Board of Directors held 24 meetings during the fiscal year ended September 30, 1998. All directors then in office attended at least 75% of the meetings of the Board of Directors, and all members of the committees of the Board of Directors attended at least 75% of the meetings of those committees, in each case, after the election of such individuals to the Board of Directors or to such committee.

DIRECTORS' COMPENSATION

     Non-employee directors receive $6,000 ($12,000 in the case of the Chairman of the Board) annually, payable quarterly, as compensation for serving on the Board of Directors, plus $1,500 per meeting for Board or Committee meetings attended ($500 for telephonic meetings). Non-employee directors are reimbursed for their reasonable expenses incurred in attending meetings. Non-employee directors also participate in the 1990 Directors Stock Option Plan which provides for automatic grants of options to non-employee directors. Under the 1990 Directors Stock Option Plan, each non-employee director is granted an option to purchase 30,000 shares of the Company's Common Stock three business days following his or her first election as a director (the "initial grant"). Thereafter, each non-employee director who has been re-elected or who is continuing as a member of the Board of Directors is granted an option to purchase 7,500 shares of the Company's Common Stock on the date of the Company's annual meeting of stockholders (an "annual grant"). Options are granted at 100% of the fair market value of the Company's Common Stock on the grant date and have a term of five years. Initial grants vest immediately as to one-third of the shares and vest an additional one-third of the shares on each of the first and second anniversaries of the grant date. Annual grants vest in full on the first anniversary of the grant date. The Board of Directors or the Compensation Committee may also make discretionary option grants to non-employee directors. During fiscal 1998, the Board of Directors made discretionary grants of 670,000 options, in the aggregate, to the non-employee directors.

     On August 27, 1996, when King R. Lee, the Interim President and a director of the Company, assumed the duties as a member of the Office of the President, Mr. Lee entered into a consulting agreement (the "Prior Consulting Agreement") with the Company. Under the terms of the Prior Consulting Agreement, as amended, King R. Lee & Associates, Inc., of which Mr. Lee is President and sole stockholder, was paid $1,500 per full day plus expenses in exchange for Mr. Lee's consulting services to the Company. The Company paid to King R. Lee & Associates, Inc. $33,000 during fiscal year 1996 and a total of $76,500 during fiscal year 1997 pursuant to the Prior Consulting Agreement. Mr. Lee provided consulting services to the Company under the Prior Consulting Agreement through February 1997. In addition, the Company entered into a new consulting agreement (the "New Consulting Agreement") with Mr. Lee on July 8, 1998 when Mr. Lee assumed the duties of Interim President of the Company. Pursuant to the New Consulting Agreement, King R. Lee & Associates, Inc. is paid $2,500 per full day, plus expenses and medical benefits, in exchange for consulting services rendered by Mr. Lee to the Company. During fiscal year 1998, the Company paid $150,000 to King R. Lee & Associates, Inc. and granted 200,000 options to Mr. Lee, all of which were fully vested on the grant date. The New Consulting Agreement provides for severance in the amount of $162,500 in the event that Mr. Lee's consulting services to the Company are terminated.

                       EXECUTIVE OFFICERS OF THE COMPANY

     The following individuals currently serve as executive officers of the
Company:

              NAME                 AGE              POSITION(S) HELD
              ----                 ---              ----------------
King R. Lee......................  58     Interim President
Frank R. Greico..................  40     Chief Financial Officer
John Strosahl....................  31     Vice President -- International
Cheri Kaplan-Smith...............  33     Vice President -- North American
                                          Sales
Suzanne Dickson..................  38     Vice President -- Product Marketing
Gadi Navon.......................  33     Vice President and General Counsel

     See "The Current Members of the Board" above for background information on Mr. Lee.

     Mr. Greico was named Chief Financial Officer and Senior Vice President in February 1996. On October 9, 1998, Mr. Greico ceased to be an employee of the Company and began to serve as a consultant, however he continues to serve as the Company's Chief Financial Officer. Prior to joining the Company, Mr. Greico served as Chief Financial Officer and Vice President of Finance and Operations of Knowledge Adventure, Inc., a developer and publisher of educational software.

     Mr. Strosahl was appointed as the Company's Vice President -- International in August 1997. Prior to that, Mr. Strosahl served as Interim Vice
President -- Worldwide Sales from March 1997 to August 1997, and as Senior Director -- Asia/Pacific and Latin America from March 1996 until March 1997.

     Ms. Kaplan-Smith was appointed as the Company's Vice President -- North American Sales in June 1998. From March 1998 until such time, she served as Senior Director of Enterprise Sales. Prior to joining the Company, Ms. Kaplan-Smith was Vice President of Channel Sales and Programs at Novonyx, and earlier held a similar position at Cheyenne Software.

     Ms. Dickson was appointed Vice President -- Product Marketing in September 1997. From October 1995 until her appointment to her current position, Ms. Dickson served as Vice President in the Company's Communication and Collaboration Unit. From October 1994 until September 1995, Ms. Dickson was a Director in the Company's Internet Business Unit, and prior to that she was a Senior Product Manager in the same unit from the time she joined the Company in February 1994. Prior to her employment by the Company, Ms. Dickson was a Senior Marketing Manager at Symantec.

     Mr. Navon was appointed General Counsel of the Company in June 1998. Prior to that, he served as the Company's corporate counsel since September 1995. Prior to joining the Company, Mr. Navon was an associate at the law firm of Arter & Hadden LLP.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the annual and long-term compensation paid by the Company during the fiscal years ended September 30, 1998, 1997 and 1996 to (i) the persons who served as Chief Executive Officer or performed the functions thereof during fiscal year 1998,
(ii) the four most highly compensated executive officers as of the end of fiscal year 1998, whose total annual salary and bonus exceeded $100,000 and (iii) two additional individuals who would have been included among the four most highly compensated executive officers, but for the fact that neither individual was serving as an executive officer at the end of fiscal year 1998 (each, a "Named Officer").

                           SUMMARY COMPENSATION TABLE

                                                                              LONG-TERM
                                                                         COMPENSATION AWARDS
                                                    ANNUAL           ----------------------------
                                                 COMPENSATION         SECURITIES
                                             --------------------     UNDERLYING      ALL OTHER
                                              SALARY      BONUS      OPTIONS/SARS    COMPENSATION
    NAME AND PRINCIPAL POSITION      YEAR      ($)         ($)           (#)             ($)
    ---------------------------      ----    --------    --------    ------------    ------------
Curtis A. Hessler(1)...............  1998    $380,770    $125,000       150,000        $ 24,040
  Former President and CEO           1997     297,692           0     1,350,000               0
King R. Lee(2).....................  1998     170,000           0       207,500               0
  Interim Chief Executive Officer    1997     101,250           0       122,500               0
  and President                      1996      58,500           0       100,000               0
Frank R. Greico(3).................  1998     189,909      32,500        75,000               0
  Senior VP and CFO                  1997     187,589      61,250       106,250               0
                                     1996     129,230      25,000        75,000               0
Joseph Fusco(4)....................  1998     169,507      20,000       150,000          45,000
  Former Senior VP -- Marketing      1997     145,802      43,531       150,000               0
  and Product Management
Mark Epstein(5)....................  1998     216,150      60,000             0          55,380
  Former Chief Technology Officer    1997      38,769           0       600,000               0
John Strosahl(6)...................  1998     188,461      19,026       180,000               0
  Vice President -- International    1997     138,221      72,320        51,575               0
                                     1996      60,000      30,000             0               0

---------------
(1) Mr. Hessler served as the President and Chief Executive Officer of the Company from February 1997 to July 6, 1998.

(2) Mr. Lee has served as Interim Chief Executive Officer and President since July 8, 1998. From September of 1994 until January 1995, Mr. Lee acted in the capacity of Chief Executive Officer and was formally appointed Interim Chief Executive Officer in December 1994. In addition, Mr. Lee was Interim Chief Executive Officer between July and December 1994. Mr. Lee was appointed as a member of the Office of President in August 1996 and resigned from such position upon the appointment of Mr. Hessler in February 1997. Mr. Lee is also a director of the Company and received compensation as a non-employee director. Mr. Lee's salary for fiscal 1996 includes $33,000 of consulting fees paid to King R. Lee & Associates and $25,000 of non-employee director fees, Mr. Lee's salary for fiscal 1997 includes $76,500 of consulting fees paid to King R. Lee & Associates and approximately $25,000 of non-employee director fees, and Mr. Lee's salary for fiscal 1998 includes $150,000 of consulting fees paid to King R. Lee & Associates and $20,000 of non-employee director fees. The options granted to Mr. Lee during fiscal 1997 include 90,000 options granted to Mr. Lee in connection with a like value exchange of options described in the Company's Proxy Statement dated January 5, 1998.

(3) Mr. Greico was an employee of the Company and an executive officer from February 1996 until October 9, 1998. Mr. Greico is currently a consultant to the Company although he continues to serve as Chief Financial Officer. The options granted to Mr. Greico during fiscal 1997 include 56,250 options granted to Mr. Greico in connection with a like value exchange of options described in the Company's Proxy Statement dated January 5, 1998.

(4) Mr. Fusco was appointed as a Vice President in September 1996 and as Senior Vice President -- Marketing and Product Management on April 28, 1997. Mr. Fusco served in these positions until July 15, 1998 when his employment with the Company terminated. The options granted to Mr. Fusco during fiscal 1997 include 67,500 options granted to Mr. Fusco in connection with a like value exchange of options described in the Company's Proxy Statement dated January 5, 1998.

(5) Mr. Epstein served as Chief Technology Officer of the Company from July 1997 through July 15, 1998. He is no longer employed by the Company. The options granted to Mr. Epstein during fiscal 1997 include 700,000 options granted to Mr. Epstein in connection with a like value exchange of options described in the Company's Proxy Statement dated January 5, 1998.

(6) Mr. Strosahl was appointed as the Company's Vice President -- International in August 1997. Prior to that, Mr. Strosahl served as Interim Vice
    President -- Worldwide Sales from March 1997 to August 1997, and as Senior Director -- Asia/Pacific and Latin America from March 1996 until March 1997. The bonus amount for Mr. Strosahl in fiscal 1997 includes reimbursement of relocation and relocation related expenses that he received from the Company in the amount of $38,722. The options granted to Mr. Strosahl during fiscal 1997 include 21,575 options granted to Mr. Strosahl in connection with a like value exchange of options described in the Company's Proxy Statement,dated January 5, 1998.

     The following two tables set forth information concerning stock options granted to, exercised by and held by the named executive officers in fiscal year 1998. No SARs were granted by the Company or exercised by the named executive officers in fiscal year 1998.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                            INDIVIDUAL GRANTS
                       ---------------------------                               POTENTIAL REALIZABLE
                        NUMBER OF                                                  VALUE AT ASSUMED
                        SECURITIES     % OF TOTAL                                ANNUAL RATES OF STOCK
                        UNDERLYING    OPTIONS/SARS    EXERCISE                  PRICE APPRECIATION FOR
                       OPTIONS/SARS    GRANTED TO        OR                           OPTION TERM
                         GRANTED      EMPLOYEES IN   BASE PRICE   EXPIRATION   -------------------------
        NAME              (#)(1)      FISCAL YEAR      ($/SH)        DATE        5% ($)        10% ($)
        ----           ------------   ------------   ----------   ----------   -----------   -----------
Curtis A. Hessler....    150,000          3.6 %       $1.8125      12/08/07    $171,281.25   $432,281.25
King R. Lee..........      7,500           .18         2.1250      02/05/08     10,040.625    25,340.625
                         200,000          4.8          0.2810      09/01/08      35,406.00     89,358.00
Frank R. Greico......     75,000          1.8          2.3438      11/10/07     110,744.55    279,498.15
Joseph Fusco.........    150,000          3.6          2.3438      11/10/07     221,489.10    558,996.30
Mark Epstein.........         --         --                --            --             --            --
John Strosahl........     30,000           .72         2.3438      11/10/07      44,297.82    111,799.26
                         150,000          3.6           .2810      09/01/08      26,554.50     67,018.50

---------------
(1) Except as noted below, the options granted to the executive officers listed above vest in the following manner: one fourth of the options vest on the first anniversary of the date of grant and 1/48 of the total number of options vest thereafter on a monthly basis. The employment agreements of certain individuals also provide for accelerated vesting under certain circumstances generally related to achievement of certain targets or certain changes-of-control. See "Executive Compensation -- Employment Agreements." Options generally remain exercisable for ten years from the date of grant. All options were granted at a price equal to the fair market value on the date of grant.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUES

                                                              NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED            IN-THE-MONEY
                                                                 OPTIONS/SARS AT               OPTIONS/SARS
                       SHARES ACQUIRED    VALUE REALIZED       FISCAL YEAR-END (#)        AT FISCAL YEAR-END (#)
        NAME           ON EXERCISE (#)         ($)          EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
        ----           ---------------    --------------    -------------------------    -------------------------
Curtis A. Hessler....         0                 $0          590,625          909,375     $     0          $     0
King R. Lee..........         0                  0          343,750           43,750      68,800                0
Frank R. Greico......         0                  0           55,208                0           0                0
Joseph Fusco.........         0                  0           53,596                0           0                0
Mark Epstein.........         0                  0          300,000                0           0                0
John Strosahl........         0                  0           22,985          208,590           0           51,600

EMPLOYMENT AGREEMENTS

     The Company's former Chief Executive Officer, Curtis A. Hessler, was employed pursuant to a four-year employment agreement dated as of January 13, 1997. Pursuant to that agreement, Mr. Hessler was entitled to receive a base salary of $450,000 per year and an annual target bonus of $250,000 based upon achievement of objectives established by the Board of Directors or the Compensation Committee. In addition, Mr. Hessler was granted options to purchase 1,350,000 shares of Common Stock. The employment agreement also provided for accelerated vesting of Mr. Hessler's options upon the occurrence of certain "change in control" transactions or if certain stock price levels were reached. Pursuant to the terms of an agreement entered into with Mr. Hessler upon his resignation in July 1998, Mr. Hessler is entitled to receive severance payments in an aggregate amount equal to $173,089, payable over 18 months.

     As described above, King R. Lee received compensation from the Company pursuant to the terms of the New Consulting Agreement.

     The terms of Mr. Greico's offer letter provided that, as a result of the termination of his employment, he is entitled to receive an amount equal to six months' salary plus six months' targeted bonus and accelerated vesting of 50% of his unvested options. In addition, upon Mr. Greico's termination as an employee, the Company forgave approximately $33,000 of outstanding debt owed to the Company by Mr. Greico. In connection with Mr. Greico's agreement to serve as the Company's Chief Financial Officer throughout the acquisition process, Mr. Greico will be paid a retention bonus in the amount of $37,500.

     The Company entered into a two-year employment agreement with Joseph Fusco, its former Senior Vice President -- Marketing and Product Management, dated as of September 16, 1996. Pursuant to that agreement, Mr. Fusco was entitled to receive a base salary of $135,000 per year and an annual target bonus of $67,500 determined in accordance with the terms of a management performance bonus plan of the Company and contingent upon attainment of objectives mutually agreed upon by Mr. Fusco and the Chief Executive Officer of the Company. In addition, Mr. Fusco was granted options to purchase 75,000 shares of Common Stock pursuant to the terms of the employment agreement. Mr. Fusco is entitled to receive $92,500 in severance as a result of the termination of his employment, payable over six months.

     Mr. Epstein, the Company's former Senior Vice President and Chief Technology Officer, was employed pursuant to an offer letter dated July 11, 1997. Mr. Epstein's offer letter provided for a base salary of $240,000 and an annual target bonus of $120,000 determined in accordance with the terms of a management performance bonus plan of the Company and contingent upon attainment of objectives mutually agreed upon by Mr. Epstein and the Chief Executive Officer of the Company. In addition, Mr. Epstein was granted options to purchase 700,000 shares of Common Stock pursuant to the terms of the employment offer letter. Mr. Epstein is entitled to received $240,000 in severance as a result of the termination of his employment, payable over twelve months.

                         COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

     The Company's Compensation Committee oversees the Company's overall executive compensation program in addition to reviewing and administering programs available to employees of the Company.

COMPENSATION POLICIES

     In recognition that the recruitment of personnel in the computer software industry is highly competitive, the Company's compensation policies, both for executive and non-executive employees, are structured to attract and retain highly skilled technical, marketing and management personnel. To reward and encourage performance that enhances both the short-term and long-term results of the Company, the Company's compensation program is centered in three specific areas: base salary, performance bonus and long-term incentive awards.

     In applying these main components to executive compensation, the Compensation Committee has determined to place a greater emphasis on merit and risk-oriented compensation for the Company's executive officers. Consequently, for executive officers, the Compensation Committee has generally preferred base salaries for executive officers that fall within the moderate range of competitor salaries and to establish bonus guidelines and long-term incentive programs (particularly option grants) that are designed to inspire and reward performance.

BASE SALARY

     In general, the Compensation Committee reviews salaries for the Chief Executive Officer and executive officers on an annual basis, generally coordinated with the Board's annual election of executive officers following the Company's annual meeting. During fiscal year 1998, the base salary for each of Messrs. Hessler, Greico, Fusco and Epstein was paid pursuant to the terms of their employment agreements. Also during such year, consulting fees were paid to Mr. Lee pursuant to the New Consulting Agreement. The Compensation Committee believes that the terms of each employment agreement are consistent with the Committee's philosophy of establishing base salaries within the moderate range and placing greater emphasis on merit and risk-oriented compensation such as bonus payments based on performance and stock options.

DISCRETIONARY BONUS PLAN

     In fiscal 1997, the Company implemented a Discretionary Bonus Plan (the "Bonus Plan") designed to further the long-term growth and profitability of the Company by motivating participants to achieve predefined quarterly and annual objectives. Employees of the Company in senior management positions were eligible to receive benefits under the Bonus Plan with the exception of Messrs. Hessler and Lee, neither of whom are eligible to receive any benefits under the Bonus Plan. Awards under the Bonus Plan were based on a combination of Company, departmental and individual performance.

     The Company performance objectives were established by the Board of Directors in conjunction with the Chief Executive Officer. Quarterly and annual personal and departmental performance objectives were generally established by the Chief Executive Officer in conjunction with each eligible employee and reviewed by the Compensation Committee. In general, payment of bonus amounts was dependent on achievement of the objectives according to the following formula:
(i) 50% of the individual bonus award for each eligible employee was based upon achievement of company-wide sales and profitability relative to the established performance objective and (ii) 50% of the individual bonus award for the executive officer was based on an evaluation of the eligible employee's personal performance against the targeted personal performance objectives and achievement of department objectives.

     Pursuant to his employment agreement, Mr. Hessler received a base salary of $450,000 per year and was entitled to receive an annual target bonus of $250,000 based upon achievement of objectives established by the Board of Directors or the Compensation Committee. Mr. Hessler received a bonus of $125,000, which was the minimum guaranteed bonus for the first year of Mr. Hessler's employment under his employment contract.

     Pursuant to the New Consulting Agreement, Mr. Lee is paid a fixed per-day consulting fee and is not entitled to any bonuses from the Company.

LONG-TERM INCENTIVE AWARDS

     The Company's Stock Plan permits the Compensation Committee to grant to eligible employees stock options, stock appreciation rights and other stock awards such as restricted stock and bonus stock. The Compensation Committee believes that the option grants made to the executive officers of the Company were a key factor in the Company's ability to hire such executives during fiscal year 1998 and were consistent with the Committee's philosophy of placing emphasis on risk-oriented compensation. The Compensation Committee has determined that long-term incentives should be granted on a discretionary basis based principally on the quality of individual performance and base salary levels. The Compensation Committee takes into consideration the amount of previous option grants held when granting additional options.

INTERNAL REVENUE CODE SECTION 162(m)

     Section 162(m) of the Internal Revenue Code of 1986, as amended, places a per-person limit of $1,000,000 on the amount of compensation that may be deducted by the Company in any year with respect to certain of the Company's most highly compensated officers. Section 162(m) does not, however, disallow a deduction for qualified "performance-based compensation" the material terms of which are disclosed to and approved by stockholders. In February 1995, the stockholders approved amendments to and a restatement of the Company's 1990 Stock Plan with the result that compensation resulting from most awards granted thereunder would be qualified "performance-based compensation" and would be deductible. However, the Company may from time to time pay compensation to its executive officers that may not be deductible. None of the options granted to either Mr. Hessler during fiscal year 1998 were granted outside of the Company's 1990 Stock Plan.

                                          Compensation Committee:

                                          Frank W.T. LaHaye
                                          William H. Lane III

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of October 15, 1998 for (i) each person known to the Company to be the beneficial owner of more than 5% percent of the outstanding Common Stock, (ii) each director of the Company, (iii) the Named Officers, and (iv) all current directors and executive officers of the Company as a group. The address of each such person is that of the Company, 13160 Mindanao Way, Marina del Rey, California 90292.

                                                                               NUMBER OF
                                                                               SHARES AND
                             NUMBER OF SHARES OF   PERCENT OF SHARES OF       IN-THE-MONEY
           NAME                 COMMON STOCK         COMMON STOCK(1)           OPTIONS(2)
           ----              -------------------   --------------------   --------------------
Frank W.T. LaHaye(3).......         269,221                   *                  351,721
Howard Morgan(4)...........         246,926                   *                  329,426
King R. Lee(5).............         355,833                   *                  210,000
William H. Lane III(6).....         130,000                   *                  215,000
Joyce Wrenn(7).............          23,334                   *                  100,000
Curtis A. Hessler(8).......         684,375                   *                        0
Frank R. Greico(9).........          62,208                   *                    7,000
Joseph Fusco(10)...........          53,596                   *                        0
Mark Epstein(11)...........         300,000                   *                        0
John Strosahl(12)..........          82,634                   *                  152,857
All directors and executive
  officers as a group (10
  persons)(13).............       1,407,881                 1.9%               1,816,004

---------------
  *  Less than one percent

 (1) Percent Ownership is based on 73,531,705 shares of Common Stock outstanding as of October 15, 1998. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares subject to options that are currently exercisable or exercisable within 60 days of October 15, 1998 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

 (2) This column reflects all shares that will, under the terms of the Merger Agreement, be sold by such individuals, consisting of shares of Common Stock that are currently owned by such individuals and additional shares that are, or will be under the terms of the Merger Agreement, purchasable upon the exercise of options which have exercise prices of less than $0.52 per share.

 (3) Includes 117,500 shares that may be purchased by Mr. LaHaye upon the exercise of options that are either currently exercisable or will become so within 60 days of October 15, 1998, and includes 151,721 shares of Common Stock held by the Frank LaHaye Family Trust, of which Mr. LaHaye is Trustee.

 (4) Includes 117,500 shares that may be purchased by Dr. Morgan upon the exercise of options that are either currently exercisable or will become so within 60 days of October 15, 1998, and includes 24,000 shares of Common Stock held in trust for Dr. Morgan's children with respect to which Dr. Morgan disclaims beneficial ownership.

 (5) Includes 345,833 shares that may be purchased by Mr. Lee upon the exercise of options that are either currently exercisable or will become so within 60 days of October 15, 1998, and includes 10,000 shares of Common Stock held by The Lee Living Trust, of which Mr. Lee and his spouse are the Trustees.

 (6) Includes 115,000 shares that may be purchased by Mr. Lane upon the exercise of options that are either currently exercisable or will become so within 60 days of October 15, 1998, and includes 15,000 shares of Common Stock held by the Canyon Lane Corporation Profit Sharing Plan, of which Mr. Lane is the sole stockholder.

 (7) Includes 23,334 shares that may be purchased by Ms. Wrenn upon the exercise of options that are either currently exercisable or will become so within 60 days of October 15, 1998.

 (8) Includes 684,375 shares that may be purchased by Mr. Hessler upon the exercise of options that are either currently exercisable or will become so within 60 days of October 15, 1998.

 (9) Includes 55,208 shares that may be purchased by Mr. Greico upon the exercise of options that are either currently exercisable or will become so within 60 days of October 15, 1998, and includes 6,000 shares of Common Stock held by the Greico Family Trust, of which Mr. Greico and his spouse are the Trustees, and with respect to which Mr. Greico disclaims beneficial ownership.

(10) Includes 53,596 shares that may be purchased by Mr. Fusco upon the exercise of options that are either currently exercisable or will become so within 60 days of October 15, 1998.

(11) Includes 300,000 shares that may be purchased by Mr. Epstein upon the exercise of options that are either currently exercisable or will become so within 60 days of October 15, 1998.

(12) Includes 22,985 shares which may be purchased by Mr. Strosahl upon the exercise of options that are either currently exercisable or will become so within 60 days of October 15, 1998.

(13) Includes 976,877 shares which may be purchased upon the exercise of options granted to the directors and executive officers as a group, which are either currently exercisable or will become so within 60 days of October 15, 1998.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In November 1996, Mr. Greico, the Company's Chief Financial Officer, received an advance on the bonus portion of his compensation in the amount of approximately $74,000, which advance was made pursuant to the terms of Mr. Greico's employment offer letter. At the end of fiscal 1998, approximately $33,000 remained outstanding on this advance. On October 9, 1998, Mr. Greico ceased to be an employee of the Company and the balance of the advance then outstanding was forgiven by the Company as part of Mr. Greico's severance package.

     As noted above, Mr. Lee receives consulting fees under the New Consulting Agreement.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. To the Company's knowledge, based solely on its review of the copies of such reports furnished to the Company and written representations that no other reports were required, the Company believes that all of its officers and directors and greater than ten percent beneficial owners complied with all
Section 16(a) filing requirements applicable to them with respect to those transactions during the fiscal year ended September 30, 1998.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   1      Agreement and Plan of Merger, dated October 15, 1998, by and among Symantec Corporation, Oak Acquisition Corporation and
          Quarterdeck Corporation, including Conditions to the Offer.
   2      License Agreement, dated October 15, 1998, by and between
          Symantec Corporation and Quarterdeck Corporation.
   3      Stockholder Agreement, dated as of October 15, 1998, by and between Symantec Corporation, Oak Acquisition Corporation
          and King R. Lee.
   4      Stockholder Agreement, dated as of October 15, 1998, by and between Symantec Corporation, Oak Acquisition Corporation
          and Frank W. T. LaHaye.
   5      Stockholder Agreement, dated as of October 15, 1998, by and between Symantec Corporation, Oak Acquisition Corporation
          and William H. Lane III.
   6      Stockholder Agreement, dated as of October 15, 1998, by and between Symantec Corporation, Oak Acquisition Corporation
          and Howard Morgan.
   7      Stockholder Agreement, dated as of October 15, 1998, by and between Symantec Corporation, Oak Acquisition Corporation
          and Frank R. Greico.
   8      Stockholder Agreement, dated as of October 15, 1998, by and between Symantec Corporation, Oak Acquisition Corporation
          and Joyce Wrenn.
   9      Stockholder Agreement, dated as of October 15, 1998, by and between Symantec Corporation, Oak Acquisition Corporation
          and Suzanne Dickson.
  10      Stockholder Agreement, dated as of October 15, 1998, by and between Symantec Corporation, Oak Acquisition Corporation
          and Gadi Navon.
  11      Stockholder Agreement, dated as of October 15, 1998, by and between Symantec Corporation, Oak Acquisition Corporation
          and Cheri Kaplan-Smith.
  12      Stockholder Agreement, dated as of October 15, 1998, by and between Symantec Corporation, Oak Acquisition Corporation
          and John Strosahl.
  13      Letter to Stockholders of Quarterdeck Corporation, dated
          October 19, 1998.
  14      Fairness Opinion of Broadview International LLC, dated
          October 15, 1998.
  15      Confidentiality Agreement, dated September 15, 1998, by and between Symantec Corporation and Quarterdeck Corporation.
  16      Non-Disclosure Agreement, dated October 1, 1998, by and
          between Symantec Corporation and Quarterdeck Corporation, as amended October 13, 1998.
  17      Form of Indemnification Agreement and provisions regarding indemnification of directors and officers from the Company's
          Certificate of Incorporation and Bylaws.
  18      Selected pages of the Company's Proxy Statement, dated
          January 5, 1998, for the Annual Stockholder Meeting on
          February 5, 1998.